082-03470

RECEIVED
2009 AUG 26 A 2: 16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

17th August, 2009

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

09046819

Dear Sirs,

Allotment of Shares under the Company's Employee Stock Option Schemes

In terms of the Listing Agreement, we write to advise that the Company on 17th August, 2009 has issued and allotted 17,40,940 Ordinary Shares of Re.1/- each, upon exercise of 1,74,094 Options by Optionees under the Company's Employee Stock Option Schemes.

Consequently, with effect from 17th August, 2009, the Issued and Subscribed Share Capital of the Company stands increased to Rs.377,61,40,500/- divided into 377,61,40,500 Ordinary Shares of Re.1/- each.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

dlw 8/26

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited
Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

21st August, 2009

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza, C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Limited
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

ITC Employee Stock Option Scheme - 2006 : Grant of Options

We write to advise that 43,46,161 Options have been granted by the Board Compensation Committee / Board of Directors on 23rd July, 2009, details of which are given below:-

Number of Options granted	:	43,46,161 Options; Each Option represents 10 Ordinary Shares of Re.1/- each.
Number of Ordinary Shares covered under the Options granted	:	4,34,61,610 Ordinary Shares of Re. 1/- each.
Exercise Price	:	Rs. 2180/- per Option, based on the closing market price of the Company's Share of Rs.218/- on NSE on 22nd July, 2009 (the day preceding the date of grant of Options), which is the 'Market Price' as defined under the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.
Vesting Period	:	To commence after a period of 1 year from the date of grant of Options and to extend up to 3 years from the date of grant.
Exercise Period	:	To commence from the date of vesting and to expire no later than five years from the respective dates of vesting of Options.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Disclosure of shareholding in terms of Regulation 8(3) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Name of the Target Company (Reporting Company):	**ITC Limited**
Date of reporting :	**24th July, 2009 #**
Name of Stock Exchanges where shares of reporting company are listed: **NATIONAL STOCK EXCHANGE, BOMBAY STOCK EXCHANGE AND CALCUTTA STOCK EXCHANGE.**	

(I) **Information about persons holding more than 15% shares or voting rights**						
Names of persons holding more than 15% shares or voting rights	Details of Shareholding / Voting rights (in Number and %) of persons mentioned at (I) as informed under regulation 8(1) to target company					
Names	As on March 31, 2009 (Current year)	As on March 31, 2008 (Previous year)	Changes, if any, between (A) & (B)	As on July 24, 2009#, in respect of dividend for the financial year ended March 31, 2009	As on July 30, 2008#, in respect of dividend for the financial year ended March 31, 2008	Changes, if any, between (D) & (E)
	(A)	(B)	(C)	(D)	(E)	(F)
Tobacco Manufacturers (India) Ltd. (TMI)	99,27,82,440 (26.30%)	99,27,82,440 (26.34)	- (-0.04%) *	99,27,82,440 (26.30%)	99,27,82,440 (26.34%)	- (-0.04%) *
TOTAL (I)	**99,27,82,440 (26.30%)**	**99,27,82,440 (26.34%)**	**- (-0.04%) ***	**99,27,82,440 (26.30%)**	**99,27,82,440 (26.34)**	**- (-0.04%) ***

(II) **Information about promoter(s) or every person having control over a company and also persons acting in concert with him** NOT APPLICABLE						
Names	As on March 31, 2009 (Current year)	As on March 31, 2008 (Previous year)	Changes, if any, between (A) & (B)	As on July 24, 2009#, in respect of dividend for the financial year ended March 31, 2009	As on July 30, 2008#, in respect of dividend for the financial year ended March 31, 2008	Changes, if any, between (D) & (E)
	(A)	(B)	(C)	(D)	(E)	(F)
TOTAL (II)	**NIL**	**NIL**	**NIL**	**NIL**	**NIL**	**NIL**

GRAND TOTAL (I+II)	**99,27,82,440 (26.30%)**	**99,27,82,440 (26.34%)**	**- (-0.04%) ***	**99,27,82,440 (26.30%)**	**99,27,82,440 (26.34)**	**- (-0.04%) ***

Being the last date of Book Closure for the purpose of Dividend.

* The change in shareholding of TMI in the Company, in % terms, from 26.34% to 26.30%, was consequent upon issue and allotment of shares from time to time under the Company's Employee Stock Option Schemes.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Place : Kolkata
Date : 20th August, 2009

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.